April 1, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QLIK TECHNOLOGIES INC. Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of Qlik Technologies Inc. (the “Registrant”), and for the purpose of registering shares of the Registrant’s Common Stock under the Securities Act of 1933, as amended (the “Act”), we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1, together with exhibits thereto (except for certain exhibits that will be filed by amendment). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Registrant for five (5) years.
In payment of the registration fee, $7,130.00 was transferred to the Commission’s account at US Bank by federal wire transfer. The wire was sent on March 31, 2010 and was assigned federal reference number 0331B6B7HU2R006888.
Please direct any comments or questions regarding this filing to Richard R. Hesp at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 850 Winter Street, Waltham, MA 02451 or by telephone at (781) 795-3530 or facsimile at (781) 622-1622.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Richard R. Hesp

Richard R. Hesp

Attachment

cc:	Lars Björk (Qlik Technologies Inc.)
William Sorenson (Qlik Technologies Inc.)
GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
850 WINTER STREET, WALTHAM, MA 02451 / PHONE: 781.890.8800 / FAX: 781.622.1622
SILICON VALLEY / BOSTON / NEW YORK / SAN DIEGO